Exhibit 19.1

ALKERMES plc

INSIDER TRADING POLICY

In the normal course of business, officers, directors, employees (including contract employees) and independent contractors of Alkermes plc and its subsidiaries (the “Company”) may come into possession of material, nonpublic information about the Company, its business or other companies with which the Company interacts. This information is legally considered the property of the Company. If you are in possession of any such information, you may not seek to benefit from it by transacting in any such securities yourself, or passing on the information to others to enable them to benefit.

It is also the policy of the Company to transact in Company securities in compliance with all applicable securities laws and regulations.

The misuse of material, nonpublic information is contrary to Company policy and U.S. securities laws and may lead to severe consequences. The purpose of this Insider Trading Policy (this “Policy”) is to inform you of your legal responsibilities in this area.

What is Insider Trading?

Insider trading, which entails transacting in a security with knowledge of material, nonpublic information about that security or the issuer of that security, is a crime that may be penalized by civil fines of reimbursement of amounts unduly received from such trading and punitive payments of up to three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5,000,000 (USD) and up to 20 years in jail for individuals. Under some circumstances, individuals convicted of insider trading may be subjected to civil liability in private lawsuits.

In addition to these consequences to the person engaging in insider trading, employers and other controlling persons (including supervisory personnel) are at risk under federal law for the actions of their employees. Controlling persons may, among other things, face major criminal and/or civil penalties if they recklessly fail to take preventive steps to control insider trading. Even if the Company is not prosecuted, the fact that a director, officer, employee or contractor of the Company was under investigation or prosecuted for insider trading could severely damage the reputation of the Company.

Thus, it is important both to you and the Company to prevent the occurrence of insider trading violations. You should be aware that stock market surveillance techniques designed to identify potential insider trading transactions have become extremely sophisticated and are being improved all the time. Insider trading cases have been successfully prosecuted against employees based on their trading through foreign accounts, trading by their family members and friends, and trading only involving a small number of shares. The chance that federal authorities or exchange regulators will detect even small-level trading is significant.

The Insider Trading Laws

As an officer, director, employee (including contract employee) or independent contractor of the Company, you may not seek to benefit personally by transacting in securities while in possession of material, nonpublic information. This rule applies to transacting, or your directing others to transact, in the Company’s securities (whether ordinary shares, preferred shares, convertible securities, stock options or any other derivative securities that provide the economic equivalent of ownership of any of the Company’s securities or an opportunity, direct or indirect, to benefit from any change in the value of the Company’s securities) and in the securities of other companies if you learn something in the course of your employment or relationship with the Company that might affect the value of any such other company.

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For instance, if you learned that the Company was about to acquire ABC Corporation prior to a public announcement, it would almost certainly be an insider trading violation for you to transact in ABC securities as well as the Company’s securities. If you learned something about XYZ Corporation which was not publicly known while you were working for us on a collaboration with XYZ, transacting in XYZ securities might well be considered illegal, even if the information learned was not related to the collaboration. The insider trading rules apply to purchases, sales and gifts of securities. Sometimes material nonpublic information about the Company or another company with which the Company is working comes to your attention even though you are not directly involved in the project. You are nonetheless prohibited from transacting in the Company’s securities or the securities of such other company.

What is “Material” Information?

“Material” information is information that a typical investor would likely consider significant. There is no fixed quantitative threshold amount for determining materiality; even very small quantitative changes can be qualitatively material if they would result in a movement in the price of the Company’s ordinary shares. If you learn something that leads you to want to buy, sell or gift securities, that information could be considered material. Both positive and negative information may be material. It is important to keep in mind that material information need not be definitive information; information that something is likely to happen, or even just that it may happen, can be considered material. Examples of information that could be potentially material include changes in Company management, threatened litigation, Company or product performance above or below issued financial guidance, the Company’s involvement in merger or licensing negotiations (even if the deal had not yet been agreed to), or the success of a feasibility or clinical study for a development compound. Keep in mind that the U.S. Securities and Exchange Commission (the “SEC”) takes the view that the mere fact that you are in possession of the material, nonpublic information is enough to bar you from trading. Therefore, trading while in possession of material, nonpublic information or tipping this information to others to trade, even if such trades were not based on such information, is violative of this Policy and the law. If you have questions as to whether information in your possession may be deemed “material”, you may seek guidance from the Chief Financial Officer or the Chief Legal Officer to assist in that determination. It is important, however, that you bear in mind that the ultimate responsibility for determining whether you are in possession of material, nonpublic information belongs to you, and that any advice or action on the part of the Company, the Chief Financial Officer, the Chief Legal Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate you from liability under applicable U.S. securities laws.

What is “Nonpublic” Information?

“Nonpublic” information is any information that is not reasonably accessible to the investing public. To show that information is public, it is necessary to point to some fact that establishes that the information has become publicly available, such as the filing of a report with the SEC, the distribution of a press release through a widely disseminated news or wire service, or by other means that are reasonably designed to provide broad public access. Before a person who possesses material, nonpublic information can trade, there must also be adequate time for the market as a whole to absorb the information that has been disclosed. Once the Company releases information through public channels (for instance, in a press release or an SEC filing), it may take up to 48 hours for it to be considered broadly disseminated. For purposes of this Policy, information will be considered public after the close of trading on the second full trading day following the Company’s public release of the information.

Policy

Prohibited Use of Material, Nonpublic Information

When you are in possession of material, nonpublic information about the Company, or about any other company if such information is gained in the course of your employment or other relationship with us, or when you are in a “blackout period” (as described below), you are prohibited from engaging in any activity that would be considered unlawful trading or tipping under the U.S. securities laws, whether in the Company’s securities or the securities of another company. These prohibitions extend to your family members living in the same home as you, family members who do not live in the same home as you but whose transactions are directed by you or subject to your influence or control and to any investment fund, trust, retirement plan, partnership, corporation or other entity over which you have the ability to influence or direct investment decisions concerning securities, and continues whenever and for as long as you know or are in possession of material, nonpublic information or the blackout period is in place. You are responsible for ensuring compliance with this Policy by all such persons affiliated with you. The SEC and federal prosecutors may presume that trading by your family members (including those that do not live in the same home as you) and friends is based on information you supplied and may treat any such transactions as if you had traded. There is no exception for small transactions or transactions that may seem necessary or justifiable for personal financial emergency or hardship.

Tipping Information to Others

Besides your obligation to refrain from trading or having others trade on your behalf while you are in possession of material, nonpublic information, you are also prohibited from “tipping” others. The concept of unlawful tipping includes passing on material, nonpublic information to friends, family members or others under circumstances that suggest that you were trying to help them make a profit or avoid a loss or enjoy some other benefit. When tipping occurs, both the “tipper” and the “tippee” may be held liable, and this liability may extend to all those to whom the tippee gives information. Besides being considered a form of insider trading, tipping is also a serious breach of corporate confidentiality. You should be careful to avoid discussing confidential information in any place (for instance, at lunch, on public transportation, on a cell phone in a public place, in elevators, etc.) where such information may be overheard or intercepted by others. You should exercise care when discussing any material, nonpublic information with other members of the Company who do not have a “need to know” such information, even though they are also subject to this Policy, so as to reduce the possibility of leaks.

Transacting in Company Securities

If you want to buy, sell, gift (which term, as used in this Policy, includes charitable donations) or otherwise transact in any Company securities, you must first determine if you are in possession of material, nonpublic information. If so, you may not buy, sell, gift or otherwise transact in, or provide such information to others to transact in, any Company securities, no matter what position you hold with the Company. This includes the exercise of stock options using cash from the sale of shares to pay the exercise price (also known as a “cashless exercise”), and bona fide gifts of Company securities. If you are not sure whether or not you are in possession of material, nonpublic information, you should not buy, sell, gift or otherwise transact in, or tip others to transact in, any Company securities.

From time to time, the Chief Financial Officer or Chief Legal Officer may determine that certain persons within the Company or everyone within the Company may not buy, sell, gift or otherwise transact in Company securities, also known as a “blackout period.” You will be notified when a blackout period is in place. A determination by the Chief Financial Officer or Chief Legal Officer that no purchases, sales or other transactions may be made is itself deemed to be material, nonpublic information that should not be discussed outside the Company.

Since financial information about the Company can significantly affect trading in the Company’s securities, all officers, directors, employees (including contract employees) and independent contractors are subject to a blackout period beginning at the end of the 15th day of the final month of each fiscal quarter, and ending after the close of trading on the second full trading day following the Company’s public release of its quarterly or annual financial results or other financial information (the “Quarterly Blackout Period”). You may not buy, sell, gift or otherwise transact in, or tip others to transact in, any Company securities or enter into a planned sales program for transactions in Company securities during any Quarterly Blackout Period.

The Company may also issue material information to the public at other times, which may result in additional blackout periods outside of the Quarterly Blackout Periods. In such circumstances, you will be notified of the applicable blackout period.

Please note that stock options issued by the Company have an expiration date. It is your responsibility to track the expiration date of any stock options which you may have been granted and to plan accordingly if you wish to exercise such options via a cashless exercise.

Transacting in Securities of Other Companies

As previously discussed in this Policy, if you want to transact in any securities (including, without limitation, common or ordinary shares, preferred shares, convertible securities, or warrants) of a company that is a corporate partner, a collaborator or a possible acquisition target, or any other company about which you’ve received information in the course of your employment with us, you must first determine whether you are in possession of any nonpublic information related to such company and whether that information is material to that company. If you are not sure whether you are in possession of material, nonpublic information, you should not buy, sell, gift or otherwise transact in, or tip others to transact in, any securities of such other company.

Post-Termination Transactions

This Policy continues to apply even after termination of your employment or other service relationship with the Company. If an individual is in possession of material, nonpublic information received in the course of their employment or other service relationship with us, when their employment or other service relationship terminates, that individual may not trade in the securities of the company to which such information relates until that information has become public or is no longer material.

Additional Prohibited Transactions

Officers, directors, employees (including contract employees) and independent contractors are prohibited from engaging in speculative transactions in the Company’s securities, including by way of the purchase or sale of “put” or “call” options or other derivative securities directly linked to the Company’s equity; short sales of the Company’s equity; the use of Company securities as a pledge or as collateral in a margin account; and trading in straddles, equity swaps, or other hedging transactions directly linked to Company securities, even if such persons do not possess material, nonpublic information.

Preclearance

To provide assistance in preventing inadvertent insider trading violations and avoiding the appearance of an improper transaction (which could result, for example, when an employee engages in a trade while unaware of a pending major Company development) and for purposes of compliance with the reporting and other disclosure requirements relating to insider transactions, the Company has implemented the following preclearance policy:

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Members of the Alkermes plc board of directors, management committee and disclosure committee, “officers” of the Company (as such term is defined in Section 16a-1(f) of the

Securities Exchange Act of 1934, as amended (the “Exchange Act”), and each such officer, a “Section 16 Reporting Officer”), Company employees in a position of vice president (or equivalent) or higher, Company employees in the finance, business development, alliance management, business planning, corporate affairs, investor relations, legal, and certain employees designated by management in the research and development, commercial and information technology organizations, must obtain preclearance from the Chief Financial Officer or Chief Legal Officer before they may transact in Company securities, which, for the avoidance of doubt, also includes gifting Company securities (whether directly or through a donor advised fund), even if no blackout period is in effect such that the “window” for trading in Company securities is then open and transactions in Company securities would otherwise be allowed under this Policy.
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Additionally, from time to time, certain additional individuals may be exposed to material, nonpublic information because of their job or other relationship with the Company and shall be required to seek preclearance from the Chief Financial Officer or Chief Legal Officer before transacting in any Company securities.
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A list of individuals requiring preclearance by the Chief Financial Officer or Chief Legal Officer will be periodically generated by the legal department of the Company and communicated to the employees on the list (the “Preclearance List”).

Be advised that preclearance from the Chief Financial Officer or Chief Legal Officer does not constitute legal advice, does not constitute confirmation that you do not possess material, nonpublic information and does not relieve you of your obligations under the U.S. securities laws; it is a safeguard that the Company has put in place to help protect you and the Company.

If you are an individual who requires preclearance and you are contemplating a transaction in the Company’s securities, you should contact the legal department at least two business days in advance. You can send your preclearance request to preclearancerequest@alkermes.com.

You are responsible for ensuring that you do not have material, nonpublic information about the Company, or about other companies if you learn something in the course of your employment or relationship with the Company that might affect the value of any such other company, before engaging in a transaction involving such company’s securities and that you comply with any and all other legal obligations. Therefore, before you make a request for preclearance, you should carefully consider whether you are aware of any material, nonpublic information and should describe fully any relevant circumstances in your preclearance request. The Chief Financial Officer or Chief Legal Officer is under no obligation to approve any trade submitted for preclearance.

If you are precleared to trade, your transaction must be executed within 48 hours after receiving preclearance approval but, even if so precleared, may not be executed if you acquire material, nonpublic information after preclearance approval and before executing the trade. If the transaction does not take place during that time, you must re-request preclearance through the same process.

Special Types of Permitted Transactions

C ash Exercises of Stock Options

This Policy does not apply to an exercise of stock options when payment of the exercise price is made entirely in cash. However, this Policy does apply to any shares acquired through an option exercise made entirely in cash, and you may not sell any of those acquired shares for so long as you are in possession of material, nonpublic information. This Policy also applies to the use of Company shares to constitute part, or all, of the exercise price of a stock option (referred to as a “cashless exercise” of a stock option), or any other market sale for the purpose of generating the cash needed to pay the exercise price of a stock option. No matter how you exercise or otherwise acquire Company securities, during your employment with the Company, you may only sell Company securities, including those obtained through a stock option exercise, at the times outlined in this Policy.

Restricted Stock Unit Awards (“RSUs”)

This Policy does not apply to the vesting of RSUs, or to the Company’s withholding of shares upon vesting of RSUs to satisfy tax withholding requirements.

Planned Sales Programs under Rule 10b5-1

Entry into a trading plan, arrangement or instruction that meets the requirements of Rule 10b5-1 of the Exchange Act (a “Rule 10b5-1 Plan” or a “Plan”) enables you to trade in Company securities outside of our open trading windows, even when in possession of material, nonpublic information.

If you are a member of the Alkermes plc board of directors, management committee or disclosure committee, a Section 16 Reporting Officer, or a member of one of the functions listed above that are subject to preclearance, the Company strongly encourages you to transact in the Company’s securities under a Rule 10b5-1 Plan. In addition, if you routinely have access to material, nonpublic information as part of your responsibilities with the Company, you may find a Rule 10b5-1 Plan to be useful as well.

Members of the Alkermes plc board of directors and Section 16 Reporting Officers should also be mindful of their respective share ownership and/or holding requirements under the Alkermes plc Amended and Restated Share Ownership and Holding Guidelines when considering establishing a Rule 10b5-1 Plan or any other transaction in the Company’s securities.

If you intend to trade pursuant to a Rule 10b5-1 Plan, such plan, arrangement or instruction must:

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satisfy the requirements of Rule 10b5-1;
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be documented in writing and include a written representation by you that you are not aware of any material nonpublic information concerning the Company and that you are adopting the Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) and Rule 10b-5 of the Exchange Act;
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be established during an open trading window (in accordance with this Policy) and at a time when you do not possess material, nonpublic information about the Company; and
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be pre-approved by the Chief Financial Officer or the Chief Legal Officer.

In order to satisfy Rule 10b5-1, all Rule 10b5-1 Plans are subject to a mandatory cooling off period (consisting of at least 30 days or more under certain circumstances for employees other than Section 16 Reporting Officers and at least 90 days or more under certain circumstances for Section 16 Reporting Officers and members of the Alkermes plc board of directors) prior to the date of the first planned sale or other transaction under such Plan. All Rule 10b5-1 Plans must also adhere to certain prescribed limitations on the number and nature of Plans that may be in effect at a given time (e.g., minimum number of trades requirement, term limitations) and such other Plan parameters as the Chief Financial Officer or the Chief Legal Officer deems to be in the best interests of the Company.

Modifications to, or terminations of, Rule 10b5-1 Plans are highly discouraged and require the approval of the Chief Financial Officer or the Chief Legal Officer. If you are a director or a Section 16 Reporting Officer, the Company will be required to disclose any adoption, modification or termination of a 10b5-1 Plan by you and certain details relating to such Plan in its periodic reports filed with the SEC. Any questions in respect of a Rule 10b5-1 Plan, requests for approval of entry into, modification or termination of a Rule 10b5-1 Plan or the required disclosure relating to such Plans, should be submitted to preclearancerequest@alkermes.com.

Transactions effected pursuant to a pre-approved and executed Rule 10b5-1 Plan will not be subject to the Company’s blackout periods or other preclearance procedures.

Investing in Mutual Funds

You may invest in any mutual fund which invests in the Company’s securities or the securities of any company with which the Company has a relationship without regard to this Policy.

Reports of purchases, sales and gifts for Board members and Section 16 Reporting Officers

If you are a member of the Alkermes plc board of directors or a Section 16 Reporting Officer, keep in mind the various restrictions on securities transactions imposed under Section 16 of the Exchange Act and the corresponding reporting requirements. You must immediately report to the Chief Financial Officer or the Chief Legal Officer or their designees all transactions made in the Company’s securities by you, any family member, and any trusts or entities that you control, including gifts and cash exercises of stock options. The Company requires same-day reporting to it of any such transaction due to SEC requirements that certain insider reports be filed with the SEC by the second day after the date on which a reportable transaction occurs. In addition, you must comply with the preclearance procedures set forth above in respect of any such transactions.

Disclosure of Confidential Information

The confidentiality of all material, nonpublic information that you learn while working at the Company (whether or not such information is about the Company) must be strictly maintained within the Company. Only certain executive officers and certain members of the Corporate Affairs and Investor Relations departments are authorized to disclose material, nonpublic information about the Company to the public, members of the investment community (including analysts), or to shareholders, unless one of these executive officers expressly authorizes disclosure by another employee in advance.

In addition, with advances in electronic communications and the corresponding increased use of the Internet, email communications, social networking sites, video sharing websites, electronic bulletin boards, chat rooms and blogs, electronic discussions about companies and their business prospects (collectively, “Electronic and Social Media”) have become common. Inappropriate communications disseminated on the Internet may pose an inherently greater risk due to the size of the audience they can reach. It is important for Company employees who choose to participate in Electronic and Social Media to understand what is recommended, expected and required when discussing Company-related topics. In this context, you are prohibited from sharing any nonpublic information about the Company and from discussing revenues, future plans, prospects, products or the share price of the Company in any comments, responses, or postings on any Electronic and Social Media and are subject in all respects to the Company’s social media policy, available on the Company’s internal intranet.

You should not, under any circumstances, recommend or express opinions as to the Company’s securities or comment on rumors or predictions about the Company, regardless of whether the rumor is false and whether you think your recommendation, opinion or comment is being made on an anonymous basis (for example, in any Electronic and Social Media). If you are ever asked a direct question about the Company or any prevailing rumor about the Company, you should respond that it is Company policy not to comment on such matters and that any questions should be directed to the Company’s Investor Relations department or Chief Financial Officer. This Policy operates in addition to any other Company policies relating to safeguarding the confidentiality of the Company’s internal, proprietary information.

Reporting of Violations

If you violate this Policy or any federal or state laws governing insider trading, or know of any such violation by any director, officer, employee, or independent contractor of the Company, you must report the violation immediately to your supervisor, or to the Chief Financial Officer or the Chief Legal Officer of the Company. Persons violating this Policy will be subject to disciplinary action by the Company, up to and including termination.

Modifications

The Company may at any time change this Policy or adopt such other policies or procedures which it considers appropriate to carry out the purposes of this Policy. A current copy of this Policy is maintained on the Corporate Governance section of the Investors tab of the Company’s website.

Questions

You are encouraged to ask questions and seek any follow-up information that you may require with respect to the matters set forth in this Policy. Please direct all questions to preclearancerequest@alkermes.com.

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Your failure to observe this Policy could lead to significant legal and other consequences, including the potential termination of your employment.